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SEC MAIL PROCESSING
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dearborn Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3065 East Corporate Edge Drive, Suite 102
(No. and Street)

Germantown, TN 38138
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Van Vulpen 901.435.5550
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC
(Name – *if individual, state last, first, middle name*)

5100 Wheelis Drive, Suite 300 Memphis, TN 38117
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Van Vulpen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dearborn Captial Markets, Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


ALEXIS M. CRIKENBERGER
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
MY COMM. EXP. 8-22-2010

Notary Public 2/23/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEARBORN CAPITAL MARKETS GROUP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006


SEC MAIL
WASH. D.C.

TABLE OF CONTENTS

Dearborn Capital Markets Group, LLC
December 31, 2006

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Member
Dearborn Capital Markets Group, LLC
Germantown, Tennessee

We have audited the accompanying statement of financial condition of Dearborn Capital Markets Group, LLC, a Tennessee limited liability company, as of December 31, 2006, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dearborn Capital Markets Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

February 21, 2007

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

STATEMENT OF FINANCIAL CONDITION

Dearborn Capital Markets Group, LLC
December 31, 2006

ASSETS

Cash	$	3,865
Deposit with clearing broker		129,982
Due from broker		79,339
Other assets		5,274
Total assets	$	218,460

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Member's equity		218,460
Total liabilities and member's equity	$	218,460

See notes to financial statements.

STATEMENT OF INCOME

Dearborn Capital Markets Group, LLC
Year Ended December 31, 2006

Revenues	
Commissions	$ 724,362
Interest income	3,884
	728,246
Expenses	
Employee compensation and benefits	324,124
Communications and information services	108,656
Regulatory fees	2,243
Occupancy	15,046
Other operating expenses	80,359
	530,428
Net income	$ 197,818

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Dearborn Capital Markets Group, LLC
Year Ended December 31, 2006

Balance at January 1, 2006	$	159,143
Net income		197,818
Capital withdrawals		(138,501)
Balance at December 31, 2006	$	218,460

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBRODINATED TO CLAIMS OF GENERAL CREDITORS

Dearborn Capital Markets Group, LLC
Year Ended December 31, 2006

Subordinated liabilities at January 1, 2006	$ -
No activity during year	-
Subordinated liabilities at December 31, 2006	$ -

See notes to financial statements.

STATEMENT OF CASH FLOWS

Dearborn Capital Markets Group, LLC
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 197,818
Adjustments to reconcile net income to cash provided by operating activities	
Deposit with clearing broker	(78,407)
Due from broker	(58,935)
Other assets	1,559
Net cash provided by operating activities	62,035
Cash flows from financing activity - capital withdrawals	(138,501)
Net change in cash	(76,466)
Cash at beginning of year	80,331
Cash at end of year	$ 3,865

Supplemental cash flow disclosures:

Cash paid for income taxes	$ -
Cash paid for interest	-

See notes to financial statements.

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dearborn Capital Markets Group, LLC (the Company), a Tennessee limited liability company formed on July 25, 2002, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company began operations as a registered broker-dealer in May 2003. Activities prior to that date were devoted primarily to obtaining regulatory approvals and other administrative functions.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party 60 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Dearborn Capital Markets Group, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

As a limited liability company, the net income of the Company is not subject to federal income tax. The member reports the net income of the Company on the member's income tax return.

As a limited liability company, the member's liability is limited to amounts reflected in its member account.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities Transactions

In the ordinary course of business, the Company purchases and sells various types of bonds from other dealers for its customers. All of the Company's securities transactions are recorded on the trade date, as if they had settled.

Continued

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Start-Up Expenses

Start-up expenses and organization costs incurred in organizing and capitalizing the Company, obtaining regulatory approvals, and preparing for commencement of operations have been expensed for financial statement purposes. The costs and expenses are being amortized over five years for income tax purposes.

2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $210,486, which was $110,486 in excess of its required net capital of $100,000.

3. RELATED PARTY TRANSACTIONS

Salary payments to the Company's member in 2006 totaled $23,500.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Dearborn Capital Markets Group, LLC
December 31, 2006

NET CAPITAL	
Total member's equity	$ 218,460
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	218,460
Deductions and/or charges for nonallowable assets:	
Other assets	5,274
Net capital before haircuts on securities positions	213,186
Haircuts on securities commitments	(2,700)
Net capital	$ 210,486
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition - accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Excess net capital	$ 110,486
Excess net capital at 1000%	$ 210,486

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2006 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Dearborn Capital Markets Group, LLC
December 31, 2006

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Dearborn Capital Markets Group, LLC
December 31, 2006

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Member
Dearborn Capital Markets Group, LLC
Germantown, Tennessee

In planning and performing our audit of the financial statements of Dearborn Capital Markets Group, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone + Griesbeck PLC

February 21, 2007

END